2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

(713) 849-9911

December 21, 2009

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

1 Station Place, N.E., Stop 4631

Washington, D.C. 20549

Re:	Flotek Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Proxy Statement Filed April 29, 2009

File No. 000-52423

Dear Mr. O’Brien:

Set forth below are the responses of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 7, 2009 (the “Comment Letter”), with respect to the above-referenced filings. For your convenience, we have repeated in bold face type the comments exactly as set forth in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment. A copy of this letter has been furnished on EDGAR as correspondence.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Jesse E. Neyman
Jesse E. Neyman Executive Vice President,
Finance and Strategic Planning

cc:	Tracey McKoy (SEC)
Sherry Haywood (SEC)
W. Mark Young (Andrews Kurth LLP)

United States Securities and Exchange Commission

December 21, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Amendment No. 1 to Form 10-K

Signatures

1.	Please refer to comment 15 of our letter dated September 14, 2009. Because the Section 906 certifications contained in your Form 10-K filed on March 16, 2009 were not dated, you must file a full amendment to your annual report that includes the proper certifications required by Items 601(b)(32) of Regulation S-K. Please ensure that you refer appropriately to the amended Form 10-K in your Section 302 and 906 certifications that are filed in connection with your amendment.

Response: The Company acknowledges Comment No. 1 and has filed a full amendment to its Annual Report on Form 10-K that includes the proper certifications required by Item 601(b)(32) of Regulation S-K.

2.	Please ensure that your next amendment includes signatures that conform to the requirements of the Form. See Instruction D to Form 10-K.

Response: Exchange Act Rule 12b-15 provides that amendments may be signed on behalf of the registrant by a duly authorized representative of the registrant. In accordance with Exchange Act Rule 12b-15, John W. Chisholm, Interim President and a duly authorized representative of the Company, has signed the Annual Report on Form 10-K/A (Amendment No. 2).